Filed by Trident Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Trident Microsystems Inc.
Commission File No.: 000-20784
Forward-Looking Statements
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Statements about the ability of Trident to satisfy the conditions set forth in the definitive agreement and complete the transaction with NXP, and the expected competitive position of Trident following the completion of the proposed acquisition, are forward-looking statements. A number of the matters discussed in this presentation that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: failure to achieve the economies of scale, revenue growth, operating synergies and efficiencies of the acquisition; the result of any regulatory review of the proposed transaction; approval of the acquisition by the stockholders of Trident and satisfaction of various other conditions to the closing of the acquisition; and the risks that are described from time to time in the Company’s reports filed with the Securities and Exchange Commission, or SEC, including Trident’s annual report on Form 10-K for fiscal the year ended June 30, 2009.
Important Additional Information
In connection with the proposed acquisition of the televisions systems and set top box lines by Trident from NXP, B.V., a Dutch besloten vernnootschap, Trident plans to file with the SEC a Proxy Statement.  The definitive Proxy Statement will be mailed to the stockholders of Trident after clearance with the SEC.  Trident will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.
Copies of the documents filed with the SEC by Trident may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Trident’s SEC filings may be obtained free of charge from Trident’s website (www.tridentmicro.com) or by calling Trident’s Investor Relations department at (408) 764-8808.
Trident and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed acquisition.  Information about the directors and executive officers of Trident (including their respective ownership of Trident shares) is available in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, which was filed on September 11, 2009, and its proxy statement for its 2008 annual meeting of stockholders.  Additional information regarding the interests of such participants in the proposed acquisition will be included in the Proxy Statement and the other documents filed by Trident with the SEC relating to the proposed acquisition (when filed).
Filed below is a fact sheet provided by the Company in connection with the previously-announced definitive share exchange agreement with NXP, B.V.

Trident and NXP to Combine Digital TV
and Set-Top Box Businesses
to Create Industry Leader
October 5, 2009
KEY FACTS
What is being Combined?
Trident will acquire NXP’s television systems and set-top box business lines.
Significance of the Transaction
As a fabless company with a significant presence in Asia, Trident will have a global leadership position in the digital home entertainment market.
The Strength of Two Industry Leaders
Upon closing, Trident will have an extensive portfolio of consumer IP applicable to a range of markets, with over 2,000 granted and in-process patents including motion estimation/motion compensation and conditional access, as well as advanced 45nm SoC technology.
Size of Market
The combined product portfolio will enable Trident to offer a broad range of semiconductor solutions to the digital home market, which Trident estimates will reach $5 billion by 2010.
Market Position
Through this transaction, Trident will become one of the leading global suppliers with the product portfolio, IP and operational infrastructure required to effectively serve the large, high-growth digital home entertainment market.

NXP Semiconductors	Trident Microsystems, Inc.
High Tech Campus 60	3408 Garrett Drive
5656 AG Eindhoven, The Netherlands	Santa Clara, CA 95054-2803, USA

Goal of the Combined Company
Trident intends to leverage IP across multiple segments to achieve the economies of scale required in the digital home market, while also taking advantage of its start-up culture and cost-efficient Asia-based engineering and operations.
Vision of the Combined Company
To be the preferred provider of multimedia solutions for the Connected Home
Combined Revenue
Including revenue from the acquired product lines, Trident would have estimated revenue of approximately $500 million in calendar 2009, with approximately 60% attributable to television and 40% to set-top box.
Lock up Period
Reaffirming its long-term commitment to the digital home technology market, under the terms of the transaction, the primary shares being issued to NXP would be subject to a lock-up for two years.
Timing
The transaction is expected to close in the first calendar quarter of 2010, subject to obtaining the required approvals.
Executive Officers
Upon closing, Sylvia Summers will remain the CEO of Trident and Christos Lagomichos, EVP of NXP’s Home business unit, will become President. Pete Mangan will remain senior vice president and chief financial officer of Trident.
Manufacturing
The new entity will be fabless and will have the ability to access state-of-the-art technology and manufacturing capacity from NXP’s manufacturing facilities, as well as the partner foundries and subcontractors of both companies.

NXP Semiconductors	Trident Microsystems, Inc.
High Tech Campus 60	3408 Garrett Drive
5656 AG Eindhoven, The Netherlands	Santa Clara, CA 95054-2803, USA	2

Location of Headquarters
Trident will continue to be located in Santa Clara, CA, USA. At the closing of the transaction, the combined company will have 65 percent of its engineering and operations based in Asia, with a core set of technology centers in North America and Europe.
Deal Specifics
Under the terms of the transaction, NXP will receive newly issued shares of Trident common stock equal to 60% of the total shares outstanding post-closing, including approximately 6.7 million shares that NXP will purchase at a price of $4.50 per share, resulting in cash proceeds to Trident of $30 million.
Guidance for First Quarter Post-Close
Trident expects to generate $140 million to $160 million in revenue in the calendar quarter ending June 30, 2010, its first full quarter post-closing, and expects to break even on a non-GAAP operating basis as early as the end of calendar year 2010

NXP Semiconductors	Trident Microsystems, Inc.
High Tech Campus 60	3408 Garrett Drive
5656 AG Eindhoven, The Netherlands	Santa Clara, CA 95054-2803, USA	3

Strength of NXP’s STB and DTV Businesses

Television	Set-top Box	PC TV

•     Half of all TVs worldwide contain NXP chips

•     First with DTV one-chip based on 45nm process technology

•     World’s most advanced DTV solution with highest level of integration for lowest system cost

•     Leading in PQ and first to market with new requirements like CI+, H.264 HD video decoding, Connected TV, and DVB-C

•     #1 in Analog CRT and video decoders
	• Top 3 player in digital video systems (incl. STB) with the scale to establish a strong leadership position • Launching highly-integrated 45nm one chip solutions in Apollo / Shiner	• Leader in PC TV • 1 in 2 PC TVs use our SoC, tuner can, and silicon tuner chipsets • Deep relationships with leading PC OEM’s and supply chain partners
Trident’s History of Innovation

2003	FIRST integrated 10b ADC and video processor

2004	FIRST 3D Y/C decoder for PAL

2004	FIRST integration of HD MPEG2 decoding with a complete analog 3D TV SOC (HiDTV Pro EX)

2006	FIRST integrated MEMC with SVP-WX video processor

2007	FIRST integration of double scan MEMC with a 3D TV SOC

2008	Enhanced Super Resolution — 2nd generation FRC

2009	Enhanced Super Resolution — 3rd generation FRC

NXP Semiconductors	Trident Microsystems, Inc.
High Tech Campus 60	3408 Garrett Drive
5656 AG Eindhoven, The Netherlands	Santa Clara, CA 95054-2803, USA	4

Cautionary Statement:
Statements about the ability of Trident to complete the transaction contemplated by the agreement with NXP, including the ability to satisfy the conditions set forth in the definitive agreement, and the possibility of the termination of the definitive agreement, Trident’s market share and the expected competitive position of Trident following the completion of the proposed acquisition, are forward-looking statements. A number of the matters discussed in this presentation that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: failure to achieve the economies of scale, revenue growth, operating synergies and efficiencies of the acquisition; the result of any regulatory review of the proposed transaction; approval of the acquisition by the stockholders of Trident and satisfaction of various other conditions to the closing of the acquisition; and the risks that are described from time to time in the Company’s reports filed with the Securities and Exchange Commission, or SEC, including Trident’s annual report on Form 10-K for fiscal the year ended June 30, 2009.
Important Additional Information
In connection with the proposed acquisition of assets of NXP and solicitation of approval of the Trident stockholders, as well as in connection with its 2009 annual meeting of stockholders, Trident plans to file a proxy statement with the SEC. The definitive proxy statement will be mailed to the stockholders of Trident after clearance with the SEC. Trident will also file with the SEC from time to time other documents relating to the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.
The final proxy statement will be mailed to stockholders of Trident. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents when filed with the SEC at the SEC’s website at www.sec.gov. In addition to the proxy statement, Trident files annual, quarterly and special reports, proxy statements and other information with the SEC. In addition, Trident’s SEC filings may be obtained free of charge from Trident’s website (www.tridentmicro.com) or by calling Trident’s Investor Relations department at (408) 764-8808.
Trident, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed acquisition. Information about the directors and executive officers of Trident and the interests of such participants in the proposed acquisition will be included in the proxy statement and the other documents filed by Trident with the SEC relating to the proposed acquisition when filed.

NXP Semiconductors High Tech Campus 60 5656 AG Eindhoven, The Netherlands	Trident Microsystems, Inc. 3408 Garrett Drive Santa Clara, CA 95054-2803, USA